

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via E-mail</u>
Daniel G. Cohen
Chairman and Chief Executive Officer
Institutional Financial Markets, Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re: Institutional Financial Markets, Inc**.
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 4, 2013**
> **File No. 001-32026**

Dear Mr. Cohen:

We have limited our review of your filing to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to clearly mark the proxy statement as preliminary. See Exchange Act Rule 14a-6(e)(1).

2.   Please include pro forma financial information that shows the effects of the transactions or tell us why you believe such information is not required.

Other Information to Review Before Voting, page 3

3.   Since information contained in your Form 10-K is incorporated by reference, delete the statements here and on page 69 that the 10-K does not constitute part of the proxy statement.

Proposal Two- Approval of the Issuance of Shares of Common Stock in Connection with the
Securities Purchase Agreements, page 9

4.   Please provide us with your analysis regarding whether the issuances of common stock in
        connection with the Securities Purchase Agreements constitute separate matters under
        Rule 14a-4(a)(3). Your response should address the fact that Cohen Bros. Financial, LLC
        is a related person.

5.   We note that certain agreements the Company entered into in connection with the
        transactions contemplated by the Securities Purchase Agreements are not described in the
        proxy statement. Please revise to discuss those matters.

Background of the Transaction, page 9

6.   Please describe in greater detail throughout this section the purposes of the transactions
        generally and the reasons why the structure, price and other terms changed during the
        course of the negotiations. With respect to the structure, for example:

        •   Discuss when and why the proposed structure changed from a public tender offer to a
            sale of common stock by the Company.

        •   Explain why participation in the transactions was limited to Mr. Cohen.

7.   Identify who at the Company Messrs. DiMaio and Ricciardi contacted on or about
        February 29, 2012 and which representatives of the Company and Mead Park met to
        discuss a potential transaction on March 13, 2012. Generally in this section, please
        describe all material issues discussed during the course of the negotiations and identify
        the parties involved.

8.   Describe any relationship or material contacts the Company had with Mr. Ricciardi since
        August 2011 when he ceased serving as its President.

9.   Describe the possible transactional structures discussed at the March 13, 2012 and March
        27, 2012 meetings.

10.   Describe the financial parameters of the potential transaction discussed at the October 25,
        2012 meeting.

11.   Provide more details regarding Mr. Cohen's role. For example:

        •   Identify who initiated the discussions regarding Mr. Cohen's participation in the
            transactions (including his purchase, new employment agreement and related
            matters), when these discussions occurred and who participated.

- Describe Mr. Cohen's participation in any negotiations with Mead Park both prior to and after formation of the Special Committee.

- Indicate, and identify if applicable, whether Mr. Cohen obtained independent counsel and/or financial advisors as part of his negotiations.

12.   Describe the independent directors' "stated goals" discussed at the March 13, 2013 Special Committee meeting. Also, describe in detail the "extensive discussions" between Mead Park and the Special Committee following the meeting.

13.   Revise the description of the March 22, 2013 meeting to describe in greater detail the new Mead Park terms and indicate why the Special Committee was disinclined to accept them.

14.   Disclose the terms of the Mead Park proposal made at the April 1, 2013 meeting.

15.   Disclose who raised the possibility of a rights offering and why the Special Committee did not want to pursue one.

16.   Describe the "certain negotiated changes" noted in the first paragraph on page 15.

Summary of the Transaction Documents, page 15

17.   You may not qualify this section by reference to the transactional documents or incorporate them by reference. Please revise.

Description of the Securities Purchase Agreement, page 15

18.   We note the disclosure on the bottom of page 16 that the proceeds are to be used for general corporate purposes. Please indicate whether there are any intentions to use the proceeds to retire certain of the Company's 10.50% contingent convertible senior notes due 2027 referred to on page 10.

Description of the Voting Agreements, page 18

19.   Please identify the parties to the voting agreements and disclose the amount and type of voting securities held by each.

Description of the Amended and Restated Cohen Employment Agreement, page 18

20.   Please revise to describe the material terms of the new employment agreement in plain English. Also describe how the agreement differs from Mr. Cohen's prior arrangements.

Opinion of Sandler O'Neill, page 20

21.   Please disclose the projections and growth rates provided by senior management that Sandler O'Neill used in preparing its analyses.

22.   Please provide a more detailed description of the analyses performed by Sandler O'Neill. For example:

- Describe the valuation methods used.

- Disclose how discount rates were estimated and disclose the significance of the 13.38% discount rate used in the NPV and Pro Forma NPV analyses.

- Disclose support for the multiples, terminal growth rate and net working capital used in the NPV and Pro Forma NPV analyses.

- Disclose whether the share price estimates are inclusive of the potential dilutive effects of the convertible notes.

Interest of Certain Persons in Matters to Be Acted Upon, page 30

23.   Please describe the interests in the transactions of each person identified by Item 5 of Schedule 14A. In addition:

- Briefly describe Mr. Cohen's new employment agreement.

- Address the purchase price versus the market value and book value of the common stock.

- Address the anti-dilution benefits of participating in the transactions.

- Disclose the "certain thresholds," "certain circumstances" and "specified threshold" you currently refer to.

Incorporation by Reference, page 66

24.   Please include the information required by Item 13 of Schedule 14A for the quarterly period ended March 31, 2013.

Annex A-1 and A-2

25.   Please include the disclosure schedules and exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director